[National Interstate Corporation Letterhead]

January 24, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-9
Attn: Mr. Michael Reedich
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	National Interstate Corporation

File No. 333-119270

Dear Mr. Reedich:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of National Interstate Corporation, the undersigned hereby requests that the above-referenced Registration Statement be declared effective at 2:00 p.m., Eastern Time, on Thursday, January 27, 2005, or as soon thereafter as practicable.

     As part of this acceleration request, National Interstate Corporation acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to this filing;

•	the action of the Commission or the staff acting pursuant to delegated authority, in declaring this filing effective, does not relieve National Interstate Corporation from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	National Interstate Corporation may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Attached please find an acceleration request from Merrill Lynch & Co. Please do not hesitate to call April Boise of Thompson Hine LLP at (216) 566-5785 if you have any questions.

NATIONAL INTERSTATE CORPORATION

/s/ Michael A. Schroeder

By:	Michael A. Schroeder
Its:	Vice President, Secretary and General Counsel

cc:	April V. Boise, Thompson Hine LLP Benjamin B. Haskell, The Nasdaq Stock Market

Global Markets & Investment Banking
4 World Financial Center — 5th Floor New York, New York 10080

212-449-6500

January 24, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: National Interstate Corporation
       Registration Statement No. 333-119270

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. on January 27, 2005, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated January 11, 2005.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	4,900
Dealers	131
Individuals & Corporations	2,366
MLPF&S Inc. Branch Offices	5,616

	13,034	Copies

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
KEYBANC CAPITAL MARKETS, A DIVISION OF MCDONALD INVESTMENTS INC.
MORGAN KEEGAN & COMPANY, INC.
As Representatives

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: /s/ Palma Mazzolla
      Palma Mazzolla
      Authorized Signatory